Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2015

Athens, Greece, April 28, 2015 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2015.

•	Voyage revenues of $120.9 million for the quarter ended March 31, 2015.

•	Voyage revenues adjusted on a cash basis of $121.5 million for the quarter ended March 31, 2015.

•	Adjusted EBITDA of $86.0 million for the quarter ended March 31, 2015.

•	Net income of $26.3 million for the quarter ended March 31, 2015.

•	Net income available to common stockholders of $23.3 million or $0.31 per share for the quarter ended March 31, 2015.

•	Adjusted Net income available to common stockholders of $28.6 million or $0.38 per share for the quarter ended March 31, 2015.

•	See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments

•
We entered into a new shipbuilding contract with HHIC-PHIL Inc. (Hanjin Heavy Philippines) for the construction of an 11,000TEU vessel. The vessel is expected to be delivered in December 2016.  Pursuant to the Framework Agreement with York Capital, the Company holds a 49% equity interest in the relevant vessel-owning entity.

•	The Company entered into the following chartering arrangements:

o	Agreed to extend the charter of the 2000-built, 2,474TEU containership Areopolis with Evergreen for a period of minimum 4 and maximum 8 months starting from March 21, 2015 at a daily rate of $7,200.
o	Agreed to extend the charter of the 1997-built, 2,458TEU containership Messini with Evergreen for a period of minimum 9 and maximum 12 months starting from May 1, 2015 at a daily rate of $7,900.
o	Agreed to extend the charter of the 2000-built, 1,645TEU containership Neapolis with Yang Ming for a period of minimum 5 and maximum 7 months starting from May 9, 2015 at a daily rate of $8,000.
o	Agreed to extend the charter of the 1996-built, 1,504TEU containership Prosper with Sea Consortium for a period of minimum 3 and maximum 6 months starting from May 25, 2015 at a daily rate of $9,500.
o	Charterers exercised their option to extend the charter of the 1999-built. 2,526 TEU containership Elafonisos for a period of 6 months starting from May 1, 2015 at a daily rate of $7,000.

As of today, the Company has no ships laid up.

•	The investment period pursuant to the Framework Agreement with York Capital is set to expire on May 28, 2015. The Company is in discussions with its partner to extend the investment period.

Dividend Payments

•
On March 27, 2015, we declared a dividend of $0.476563 per share on our Series B Preferred Stock and a dividend of $0.531250 per share on our Series C Preferred Stock, both paid on April 15, 2015, to holders of record on April 14, 2015.

•
On April 1, 2015, we declared a dividend for the first quarter ended March 31, 2015, of $0.29 per share on our common stock, payable on May 6, 2015, to stockholders of record on April 21, 2015. This will be the Company’s eighteenth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange and the third time the Company has increased the dividend.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company continued to deliver positive results.

Recently we placed an order, together with our partners York Capital, for one additional 11,000 TEU containership vessel, to be built by Hanjin in Philippines. The ship is expected to be delivered in December 2016 and Costamare will own a 49% stake.

Our joint venture with York has been progressing quite well and since inception we have done deals of US $1.1 billion. All investments have been performing well and we are currently in discussions with our partner regarding the extension of the investment period.

Regarding the market, there is a positive momentum; charter rates have been rising, the number of idle fleet is below 2% and activity remains high. We have no ships laid up, while the ships coming out of charter this year provide an upside based on today’s market conditions.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2014	2015
Voyage revenue	$114,898	$120,850
Accrued charter revenue (1)	$2,646	$627
Voyage revenue adjusted on a cash basis (2)	$117,544	$121,477

Adjusted EBITDA (3)	$82,082	$86,035

Adjusted Net Income available to common stockholders (3)	$26,724	$28,629
Weighted Average number of shares	74,800,000	74,801,662
Adjusted Earnings per share (3)	$0.36	$0.38

EBITDA (3)	$72,995	$81,908
Net Income	$19,833	$26,284
Net Income available to common stockholders	$17,227	$23,274
Weighted Average number of shares	74,800,000	74,801,662
Earnings per share	$0.23	$0.31

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2015 and 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2014	2015
Net Income	$19,833	$26,284
Earnings allocated to Preferred Stock	(2,606)	(3,010)
Net Income available to common stockholders	17,227	23,274
Accrued charter revenue	2,646	627
Swaps breakage cost	6,712	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	2,503	380
General and administrative expenses – non-cash component	-	2,634
Amortization of prepaid lease rentals	410	1,228
Realized Loss on Euro/USD forward contracts (1)	-	1,030
Gain on derivative instruments (1)	(2,774)	(544)

Adjusted Net income available to common stockholders	$26,724	$28,629
Adjusted Earnings per Share	$0.36	$0.38
Weighted average number of shares	74,800,000	74,801,662

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income before earnings allocated to preferred stock, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2014	2015
Net Income	$19,833	$26,284
Interest and finance costs	25,796	27,943
Interest income	(150)	(438)
Depreciation	25,208	25,066
Amortization of prepaid lease rentals	410	1,228
Amortization of dry-docking and special survey costs	1,898	1,825
EBITDA	72,995	81,908
Accrued charter revenue	2,646	627
Swaps breakage cost	6,712	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	2,503	380
General and administrative expenses – non-cash component	-	2,634
Realized Loss on Euro/USD forward contracts	-	1,030
Gain on derivative instruments	(2,774)	(544)
Adjusted EBITDA	$82,082	$86,035

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.